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Exhibit 12.1

FormFactor, Inc.
Ratio of Earnings to Fixed Charges

	Years Ended
	Dec. 31, 2005	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002	Dec. 29, 2001
	(in thousands)
Earnings:
Income from continuing operations before income taxes	$38,492	$39,063	$12,164	$5,808	$352
Interest expensed	—	—	38	79	170
Interest portion of fixed rent (1)	1,041	1,052	1,025	871	305
Amortization of capitalized interest	41	—	—	—	—
Capitalized interest	(273)	—	—	—	—

Earnings, as adjusted	$39,301	$40,115	$13,227	$6,758	$827

Fixed Charges:
Interest expense	$—	$—	$38	$79	$170
Capitalized interest	—	—	—	—	—
Interest portion of fixed rent (1)	1,041	1,052	1,025	871	305

Fixed Charges	$1,041	$1,052	$1,063	$950	$475

Ratio of earnings to fixed charges	37.7	38.1	12.4	7.1	1.7

(1)
The Company has included 30% of rent expense on operating leases. Management believes that 30% represents an appropriate implied interest factor for the Company's operating leases.

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  Exhibit 12.1